03 DEC -9 AM 7:21

SembCorp Industries

Rule 12g3-2(b) File No. 825109

21 November 2003

03045056

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May (Ms)
Assistant Company Secretary

Enclosure

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

dlw 12/17

SEMBCORP INDUSTRIES LTD

SEMBCORP UTILITIES TO ACQUIRE TRACTEBEL'S SHARES IN SUT SAKRA, SEMBCORP COGEN AND SEMBCORP GAS

SembCorp Industries wishes to announce that its wholly-owned subsidiary, SembCorp Utilities Pte Ltd (SembUtilities), has entered into a conditional Share Purchase Agreement with Tractebel S.A. (Tractebel) to acquire all the shares held by Tractebel in these companies:

Company	Number of shares of par value S$1.00 each	Tractebel's shareholding (percentage of shares acquired by SembUtilities)
SUT Sakra Pte Ltd	4,000,000	20%
SembCorp Cogen Pte Ltd	20,340,000	30%
SembCorp Gas Pte Ltd	1,084,000	20%

The total cash consideration is S$184 million which is inclusive of the settlement of all outstanding shareholder's loans, accrued interests and other liabilities amounting to S$42 million. The consideration was arrived at taking into account the discounted cash flows of the businesses and negotiated on a willing buyer, willing seller basis.

The unaudited combined net tangible assets of these companies amounted to S$59 million at October 31, 2003.

Completion of the proposed acquisition is targeted to take place by December 1, 2003 upon fulfillment of stated conditions precedent. The conditions precedent primarily comprise of the approvals from the financiers of SUT Sakra and SembCogen and execution of the requisite documents.

Upon completion of the acquisition, SUT Sakra and SembCogen will become wholly-owned subsidiaries of SembUtilities. SembUtilities' shareholding in SembGas will increase from 50 per cent to 70 per cent, with the remaining 30 per cent held by Seletar Investments Pte Ltd.

This acquisition will provide SembUtilities with full management control in SUT Sakra and SembCogen as well as majority control in SembGas. This will allow SembUtilities the

The acquisition will be funded through borrowings and internal sources.

Assuming that the acquisition was completed on January 1, 2002, SembCorp Industries' proforma EPS for 2002 would have been 9.26 cents instead of 9.52 cents and the proforma NTA per share as at December 31, 2002 would have been 76.13 cents instead of 80.73 cents.

The fall in proforma EPS was largely due to the increase in the share of SembCogen's losses that were made in FY2002 under the old electricity market rules. However, as SembCogen has performed profitably since January 1, 2003, the proforma effect of the acquisition on EPS is positive.

Therefore, assuming that the acquisition was completed on January 1, 2003, SembCorp Industries' proforma EPS for first nine months of 2003 would have been 0.44 cents higher at 13.14 cents instead of 12.70 cents and the proforma NTA per share as at September 30, 2003 would have been 84.17 cents instead of 88.77 cents.

None of the directors or controlling shareholders of the Company has any interest in the transaction.

BY ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary
November 21, 2003

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 21/11/2003 to the SGX